EXHIBIT 99.5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To be held on Tuesday, July 19, 2022

and

MANAGEMENT INFORMATION CIRCULAR

Dated June 13, 2022

YOUR VOTE IS IMPORTANT. VOTE USING ONLY MANAGEMENTS YELLOW PROXY:
☑	FOR the appointment of Smythe LLP as auditor
☑	FOR each of the Canagold Nominees
☑	FOR the amendment of the Company’s stock option plan

If you have questions or require voting assistance,

please contact our proxy solicitation agent:

 LAUREL HILL ADVISORY GROUP

North American toll free: 1-877-452-7184

Outside North America: 416-304-0211

Email: assistance@laurelhill.com

Time is of the Essence

Vote Your YELLOW Proxy Today

For Up to Date Information, please visit www.canagoldresources.com/2022AGM

1

REASONS TO VOTE FOR THE CANAGOLD NOMINEES

(1)

Successful Execution. Canagold’s current Board identified and tested the BIOX process as a commercially viable key to unlocking metallurgical recoveries at New Polaris and has overseen the successful execution of a multi-year exploration plan to advance the New Polaris project towards a feasibility study.

(2)

Over 100 Years of Combined Experience. Canagold’s nominees have well over 100 years of combined mine exploration, evaluation, development and production experience and the technical expertise to transition Canagold from exploration to feasibility and beyond.

(3)

Jurisdictional Experience. Canagold’s nominees have jurisdictional experience in North America to ensure the permitting process passes the approval of regulatory authorities and local First Nations support and scrutiny. More importantly, three of Canagold’s nominees reside in British Columbia, Canada where the Company’s flagship project is located.

(4)	Reputational Credibility. Canagold’s nominees, Bradford Cooke, Martin Burian and Scott Eldridge, have reputational credibility in the capital markets to finance the growth of your Company.

(5)

Practical and Professional Expertise. Canagold’s nominees, Bradford Cooke, Dr. Deepak Malhotra and Dr. Kadri Dagdelen, have significant and substantial practical experience and professional expertise to oversee the resource estimates and economic studies and development of Canagold’s flagship project, New Polaris.

(6)

Strong Compliance Qualifications. Canagold’s nominee, Mr. Martin Burian, CA, IDC.D, is a professional director and a professional accountant and has strong qualifications to provide Board oversight in continuous disclosure obligations and regulatory compliance in North America given Canagold is a reporting issuer in both Canada and the USA.

(7)

Public Mining Company Expertise and Experience. Canagold’s nominees each have a significant breadth and depth of expertise and experience in directing public mining sector companies in Canada and elsewhere.

(8)

Shareholder Support. Each of Canagold’s incumbent nominees have garnered over 94% positive votes at each annual general meeting over the past several years, strong evidence that shareholders have consistently supported Canagold nominees in the past.

(9)

Shareholder Democracy. Management’s nominees have consistently acted, and will continue to act, in the best interests of the Company and will consider the interests of all stakeholders, not just a small minority of shareholders.

VOTE “FOR” CANAGOLD NOMINEES USING THE YELLOW PROXY

YOUR VOTE IS EXTREMELY IMPORTANT - VOTE YOUR YELLOW PROXY ONLINE OR BY TELEPHONE TODAY

If you have any questions or require voting assistance, please contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com.

Also visit www.canagoldresources.com/2022AGM for more information.

2

REASONS TO REJECT THE DISSIDENT NOMINEES

Don’t let the Dissident Shareholder, a Dubai based entity, take over your Company. Consider the following concerns:

(1)

ZERO Canagold Shares Held. Dissident nominees have no shareholdings in Canagold, minimal commercial knowledge of Canagold’s main asset, the New Polaris gold mine project, and little understanding of Canagold’s strategic goals and plans for current and future financial and operational success.

(2)

Little to No Experience as Directors of Canadian Public Companies. In contrast to management’s nominees, two Dissident Nominees appear to each have less than two to three years experience as Directors of one Canadian public company and the other appearing to having no experience as a Director of Canadian public companies.

(3)

Limited North American Experience. Dissident nominees are based in Australia, Switzerland and South Africa and the majority of them appear to have limited experience in exploration and mining and regulatory environment in North America.

(4)

Concerning Pattern. Dissident nominee, Ms. Sofia Bianchi, resigned from a TSX Venture issuer on March 9, 2020 before the TSX Venture issuer went bankrupt in July 23, 2020, less than 5 months after her resignation.

(5)

Excessive Compensation. Each director of Canagold only receives CAD$8,000 per annum as a stipend. Based on publicly available information, the only two of the three Dissident Nominees who have served on a board of a Canadian public company received US$170,000 and US$81,451 respectively in cash compensation for acting as a director of a company in 2021. This disparity in compensation may act as a disincentive for SunValley nominees to act as Directors of Canagold in terms of their risk/reward and time commitment.

(6)

Strategic Disruption. Turnover of Board members at this time would cause strategic disruption as Canagold enters its critical life cycle from exploration to permitting and feasibility and eventually to operations.

(7)

Interlocking Relationships - Independence Questionable. The hand-picked Dissident Nominees are an interconnected group who have either served on the same board or worked together for an extended period of time in the past, including a partnership of two of the three Dissident Nominees who are founding partners of an investment firm.

(8)

Taking Control of Canagold Without Paying a Premium to Shareholders. Canagold has always maintained open and cordial communications with SunValley. Yet surprisingly, and without prior discussions with Canagold management, SunValley directed its lawyer to forward an advance notice to replace the majority of Canagold’s Board. Management views this advance notice, plus SunValley’s acquisition of an additional 8.25% of the Common Shares as a hostile attempt to hijack the Board and control Canagold and its flagship project without paying any requisite control premium to the other Canagold shareholders.

Canagold cannot allow a minority dissident shareholder with only 9.4% on the Record Date to control and dictate the remainder of the 90.6% interests by controlling the Board nomination.

YOUR VOTE IS EXTREMELY IMPORTANT - VOTE YOUR YELLOW PROXY ONLINE OR BY TELEPHONE TODAY

If you have any questions or require voting assistance, please contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com.

Also visit www.canagoldresources.com/2022AGM for more information.

3

VOTE “FOR” CANAGOLD NOMINEES USING THE YELLOW PROXY

YOUR VOTE IS EXTREMELY IMPORTANT - VOTE YOUR YELLOW PROXY ONLINE OR BY TELEPHONE TODAY

If you have any questions or require voting assistance, please contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com.

Also visit www.canagoldresources.com/2022AGM for more information.

4

TABLE OF CONTENTS

GENERAL INFORMATION	7
QUESTIONS AND ANSWERS ABOUT VOTING AND PROXIES	10
VOTING INFORMATION	12
VOTING YOUR COMMON SHARES BY PROXY	13
EXERCISE OF DISCRETION	15
REVOCATION OF PROXIES	15
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	15
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	16
BUSINESS OF THE MEETING	17
APPOINTMENT AND REMUNERATION OF AUDITOR	17
ELECTION OF DIRECTORS	17
CANAGOLD NOMINEES FOR ELECTION AS DIRECTORS	17
BACKGROUND AND REASONS TO VOTE “FOR” CANAGOLD NOMINEES	22
DISSIDENT NOMINEES	34
BACKGROUND AND REASONS TO REJECT DISSIDENT NOMINEES	25
STATEMENT OF EXECUTIVE COMPENSATION	30
INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS	54
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	54
MANAGEMENT CONTRACTS	55
ADDITIONAL PARTICULARS OF MATTERS TO BE ACTED UPON	56
OTHER MATTERS	57
FINANCIAL STATEMENTS, DIRECTORS’ REPORT, MANAGEMENT’S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION	58
CERTIFICATE	58

5

CANAGOLD RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of Shareholders of CANAGOLD RESOURCES LTD. (the “Company”) will be held at Suite 810, 625 Howe Street, Vancouver, British Columbia, on Tuesday, the 19th day of July, 2022, at 10:00 a.m. (Vancouver time), for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021, together with the report of the Auditors thereon;

2.	to re-appoint Smythe LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

3.	to elect five directors for the ensuing year;

4.

to consider and, if thought fit, to approve by ordinary resolution an amendment to the stock option plan of the Company, as more particularly described in the accompanying Information Circular attached hereto; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Accompanying this Notice of Meeting are an Information Circular and a form of proxy (or a voting instruction form if you hold common shares through a broker or other intermediary).  The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice of Meeting.

If you are a non-registered shareholder of the Company and received this Notice and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Only holders of common shares of record as at the close of business on June 6, 2022 will be entitled to vote at the Meeting.

DATED at Vancouver, British Columbia, this 13th day of June, 2022.

BY ORDER OF THE BOARD OF DIRECTORS “Scott Eldridge” (signed) Scott Eldridge Chief Executive Officer

6

MANAGEMENT INFORMATION CIRCULAR

As at June 13, 2022

unless otherwise noted

GENERAL INFORMATION

This management information circular (the “Circular”) is furnished in connection with the solicitation of YELLOW proxies by the management of Canagold Resources Ltd. (“Canagold” or the “Company”) for use at the annual and special meeting (the “Meeting”) of its shareholders to be held on July 19, 2022 at the time and place and for the purposes set forth in the Notice of Meeting.

It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers or employees of Canagold at nominal cost.  Canagold has  also retained the services of Laurel Hill Advisory Group (“Laurel Hill”) to assist in connection with the Company’s solicitation of YELLOW Proxies, recommending corporate governance best practices where applicable, liaising with advisory firms, developing and implementing shareholder communication strategies, and advising with respect to the Meeting and proxy protocol. In connection with these services and if the Dissident commences dissident action, Laurel Hill is expected to receive a fee of up to $250,000 for these services, plus taxes and out-of-pocket expenses.

SUPPORT CANAGOLD BY VOTING “FOR” THE MANAGEMENT NOMINEES USING ONLY THE YELLOW PROXY

The persons named in the section “Canagold Nominees for Election to the Board” will be represented for election at the Meeting as Canagold’s nominees (the “Canagold Nominees”). Each of the Canagold Nominees has established his eligibility and willingness to serve as a director if elected.  Reasons for voting in favour of the Canagold Nominees are set out in this Information Circular under the heading “Reasons to Vote “FOR” Canagold Nominees”.  Additional information on the Canagold Nominees is set out in this Information Circular under the heading “Canagold Nominees for Election to the Board”. The Board unanimously recommends that you vote “FOR” each of the Canagold Nominees using the YELLOW Proxy and discard any proxies received from the Dissident.

SunValley Company DMCC (“SunValley” or the “Dissident”), a Dubai based entity, with a minority interest of only 9.4% interest in Canagold on the Record Date has provided an advance notice to nominate three directors (the “Dissident Nominees”).  Reasons NOT to vote for ANY of the Dissident Nominees is set out in this Information Circular under the heading “Reasons to Reject Dissident Nominees”.   Much of the information with respect to the Dissident Nominees included in this Information Circular has been provided by SunValley.  Canagold has no knowledge that the information with respect to the Dissident Nominees is untrue or incomplete and Canagold assumes no responsibility for the accuracy of such information. The Board unanimously recommends that you vote “FOR” each of the Canagold Nominees and do NOT vote for ANY of the Dissident Nominees.

For information on voting, refer to “Questions and Answers About Voting and Proxies”.

7

FORWARD LOOKING INFORMATION

Certain statements contained in this Information Circular may constitute “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements contained in this Information are based on expectations, estimates and projections as of the date of this Information Circular and include, without limitation, those statements made in the “Letter to Shareholders”, statements in connection with the Dissident’s intention to nominate the Dissident Nominees and circulate proxy solicitation materials; statements related to the progress and stage of the New Polaris progress including its goals of permitting and feasibility with expected strong economics; the Board’s belief that the performance of the Common Shares on the TSX is uncorrelated to management’s performance; the Board’s belief that its policies do not encourage its NEOs to take inappropriate or excessive risks; and the Lead Director’s ability to carry out its duties without interference from the Chairman of the Board.

Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Circular, words such as “believe”, “anticipate”, “vision”, “clear path”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “objective”, “advancing”, “start”, “underway”, “budget”, “schedule” and “potential” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, or “should” or the negative connotation of such terms.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies and those factors identified in the Company’s MD&A for the year-ended December 31, 2021 and the Company’s most recent Annual Information Form available on SEDAR. Readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof.

The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: the future prices of metals and other commodities; the current COVID-19 pandemic will not have a material adverse affect on the Company; the demand for and stable or improving price of metals and other commodities; general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; regulatory stability; the receipt of governmental; regulatory and third-party approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour sustainability; and availability of equipment. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this Circular.

YOUR VOTE IS EXTREMELY IMPORTANT - VOTE YOUR YELLOW PROXY ONLINE OR BY TELEPHONE TODAY

If you have any questions or require voting assistance, please contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com.

Also visit www.canagoldresources.com/2022AGM for more information.

8

While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this Information Circular are expressly qualified in their entirety by this cautionary statement.

YOUR VOTE IS EXTREMELY IMPORTANT - VOTE YOUR YELLOW PROXY ONLINE OR BY TELEPHONE TODAY

If you have any questions or require voting assistance, please contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com.

Also visit www.canagoldresources.com/2022AGM for more information.

9

QUESTIONS AND ANSWERS ABOUT VOTING AND PROXIES

Please carefully read this section, as it contains important information regarding how to vote your common shares of Canagold (the “Common Shares”).  Canagold has sent or caused to be sent a yellow form of proxy or yellow voting instruction forms (together, the “Yellow Proxy”) to the Company’s registered and non-registered shareholders. SunValley (the “Dissident”) has announced that it will propose the Dissident Nominees for Election at the Meeting.  Some or all shareholders may receive a form of proxy or voting instruction form from SunValley.

The Board recommends that you vote FOR each of the Canagold Nominees and DISCARD ANY proxies received from the Dissident.

What is the purpose of the Meeting?

At the Meeting, you will be asked to vote on the following matters:

• the appointment of Smythe LLP as the Company’s auditors;

• the election of directors; and

• the amendment of the Company’s stock option plan.

How does the Board recommend that I vote?

The board of directors of the Company (the “Board”) unanimously recommends that you vote:

✓	FOR the appointment of Smythe LLP as the Company’s auditors;

✓	FOR each of the Canagold Nominees; and

✓	FOR the amendment of the Company’s stock option plan.

For more information on the Canagold Nominees, refer to “Reasons to Vote “FOR” the Canagold Nominees” and “Canagold Nominees for Election to the Board”. Canagold urges shareholders to sign and return only the Yellow Proxy and not to vote to any form of proxy or voting instruction form received from the Dissident. In addition, the Company reminds shareholders that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded.

What should I do if I receive a form of proxy or voting instruction form from the Dissident?

The Dissident has provided advance notice of its intention to nominate the Dissident Nominees.   You may receive proxy solicitation materials from the Dissident, potentially including a proxy circular and a separate  form of proxy or voting instruction form. The Company urges you to sign and return only the Yellow Proxy and to DISCARD any form of proxy or voting instruction form received from the Dissident.

YOUR VOTE IS EXTREMELY IMPORTANT - VOTE YOUR YELLOW PROXY ONLINE OR BY TELEPHONE TODAY

If you have any questions or require voting assistance, please contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com.

Also visit www.canagoldresources.com/2022AGM for more information.

10

When must my Common Shares be voted by?

The proxy cut-off is set for 10:00 am (Pacific Time) on July 15, 2022. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Who is entitled to vote at the Meeting?

All holders of Common Shares as of the close of business on the record date, June 6, 2022.

What voting form should I use?

You should vote using only the Yellow Proxy. Discard any other proxy materials you have received.

What if I already voted on the Dissident’s form of proxy or voting instruction form, or what if I want to change my vote?

It is not too late to change your vote and support management of the Company. Simply recast your vote using management’s Yellow Proxy. The later dated Yellow Proxy will supersede the previously voted proxy.

You have the right to change or revoke your vote up until the proxy cut-off. If you have mistakenly voted on the dissident form of proxy or voting instruction form, you may change your vote by voting on our Yellow Proxy. This will revoke and replace your earlier vote. If you require assistance in doing so, please contact Laurel Hill Advisory Group (“Laurel Hill”) at 1-877-452-7184, toll free in North America (416-304-0211 outside North America), or by e-mail at assistance@laurelhill.com.

How do I appoint someone else to vote for me?

If you plan to attend the Meeting in person, or have someone attend in your place, you must insert their name on the appointee field. In order for your shares to be voted, the appointee must attend the Meeting in person, and check-in at the scrutineers’ table with government-issued photo ID.

Does any shareholder have any special rights?

No. Each Common Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

Who should I contact for more information or assistance in voting my Common Shares?

Laurel Hill is Canagold’s shareholder communication advisor and proxy solicitation agent and can assist you with any questions related to the Meeting. You can contact Laurel Hill at 1-877-452-7184, toll free in North America (416-304-0211 outside North America), or by e-mail at assistance@laurelhill.com.

YOUR VOTE IS EXTREMELY IMPORTANT - VOTE YOUR YELLOW PROXY ONLINE OR BY TELEPHONE TODAY

If you have any questions or require voting assistance, please contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com.

Also visit www.canagoldresources.com/2022AGM for more information.

11

VOTING INFORMATION

Who Can Vote

The record date for the Meeting is June 6, 2022. Our transfer agent has prepared a list, as of the close of business on the record date, of the registered holders of Common Shares. A holder of Common Shares whose name appears on such list is entitled to vote the shares identified as being held by such shareholder on such list at the Meeting. Each Common Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

Voting Your Common Shares

How you vote depends on whether you are a registered shareholder or a non-registered shareholder. In either case, if you have any questions or need assistance completing your Yellow Proxy, please contact Laurel Hill at 1-877-452-7184, toll free in North America (416-304-0211 outside North America), or by e-mail at assistance@laurelhill.com.

Registered Shareholders

You are a registered shareholder if your Common Shares are registered in your own name. If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described below under the heading “Voting Your Common Shares by Proxy’“.

If your Common Shares are registered in the name of a corporation, any authorized representative of such corporation may attend the Meeting and vote your Common Shares. We may require documentation evidencing the authorized representative’s power to vote the Common Shares at the Meeting.

Alternatively, registered shareholders can cast their vote by telephone or over the internet.

Non-Registered Shareholders

You are a non-registered shareholder if you beneficially own Common Shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant, and therefore do not have Common Shares registered in your own name. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

In accordance with the Business Corporations Act (British Columbia) and applicable securities laws, Canagold has distributed copies of the Notice of Meeting and this Information Circular (the “Meeting Materials”) to intermediaries for onward distribution to non-registered shareholders. Typically, intermediaries will use a service company (such as Broadridge Investor Communications) to forward the Meeting Materials to non-registered shareholders. Intermediaries will also provide non-registered shareholders with the intermediary’s yellow voting instruction form (“VIF”) or a yellow form of proxy stamped by the intermediary limited to the number of Common Shares beneficially owned by you, but that is otherwise incomplete. The purpose of these documents is to permit you to direct the voting of the Common Shares you beneficially own. You should carefully follow the instructions set out in your intermediary’s yellow VIF or yellow form of proxy, as the case may be. If you have any questions regarding how to vote the Common Shares you beneficially own, you should contact your intermediary or Laurel Hill for assistance.

12

If you are a non-registered shareholder, you may attend the Meeting and vote in person by inserting your own name in the space provided on the yellow VIF or yellow form of proxy to appoint yourself as the proxyholder and following your intermediary’s instructions for returning the executed form.

A non-registered shareholder may fall into two categories: (i) those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and (ii) those who do not object to their identity being made known to the issuers of the securities which they own (“Non-Objecting Beneficial Owners”). In accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company is distributing copies of the materials relating to the Meeting to clearing agencies and intermediaries for distribution to non-registered shareholders. Such agencies and intermediaries must forward the management Meeting Materials related to the Meeting to non-registered holders. Management of the Company also intends to pay for intermediaries to forward the management Meeting Materials to objecting beneficial owners under NI 54-101.

The Meeting Materials are being sent to both registered shareholders and non-registered shareholders. Canagold will reimburse intermediaries for reasonable fees associated with forwarding management’s Meeting Materials to non-registered shareholders.

VOTING YOUR COMMON SHARES BY PROXY

Even if you intend to be present at the Meeting, you are encouraged to vote in advance by using the enclosed Yellow Proxy online, by telephone, or by mail according to the instructions found on the YELLOW Proxy.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Canagold’s transfer agent, Computershare Investor Services Inc., prior to 10:00 am (Pacific Time) on July 15, 2022, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived or extended by the company or the Chair of the Meeting, without notice.

Registered shareholders may deposit their completed, signed and dated proxies, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, to Computershare Investor Services Inc.(“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by fax: within North America: 1-866-249-7775, outside North America: 1-416-263-9524, or by following the procedure for telephone or internet voting provided in the accompanying yellow form of proxy, no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment(s) or postponement(s) thereof.

YOUR VOTE IS EXTREMELY IMPORTANT - VOTE YOUR YELLOW PROXY ONLINE OR BY TELEPHONE TODAY

If you have any questions or require voting assistance, please contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com.

Also visit www.canagoldresources.com/2022AGM for more information.

13

If you are a non-registered shareholder (beneficial shareholder), the intermediary (usually a bank, trust company, broker, securities dealer or other financial institution) through which you hold your Common Shares will send you instructions on how to vote. You should carefully follow the instructions received from your intermediary to make sure that your Common Shares are voted at the Meeting.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement of the Meeting or continuation after an adjournment of the Meeting) and to vote your Common Shares. Your proxyholder has the power of substitution to attend, act and vote for and on your behalf in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if you were personally present at the Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, you provide. Each shareholder has the right to appoint a person other than the representatives of Canagold management named in the YELLOW Proxy to represent them at the Meeting or any adjournment or postponement thereof, including someone who is not a shareholder of Canagold. Simply fill in the proxyholder’s name in the space labeled “Please print appointee name” provided on the enclosed Yellow Proxy. If you leave the space in the Yellow Proxyblank, the persons designated in the Yellow Proxy, who are representatives of management of the company, are appointed to act as your proxyholder.

Your Proxy Vote

On the Yellow Proxy, you can indicate how you want to vote your Common Shares, or you can let your proxyholder decide for you. To be valid, your Yellow Proxy must be signed if returning a physical copy.

All Common Shares represented by properly completed proxies received by Canagold’s transfer agent, Computershare Investor Services Inc., no later than 10:00 am (Pacific Time) on July 15, 2022 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted for, against or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.

If you give directions on how to vote your Common Shares on your Yellow Proxy, your proxyholder must vote your Common Shares according to your instructions. If you properly complete and return your Yellow Proxy appointing a representative of Canagold management as your proxy but have not specified how to vote on a particular matter, your Common Shares will be voted as follows:

✓ FOR the election of each of the Canagold Nominees;

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14

✓ FOR the appointment of Smythe LLP as our auditor for 2022 and the authorization of the Board to fix the auditor’s remuneration; and

✓ FOR the ordinary resolution to amend the Company’s stock option plan.

If you properly complete and return your Yellow Proxy appointing someone other than a representative of Canagold management as your proxy but have not specified how to vote on a particular matter, your proxyholder will vote as they choose in their discretion.

EXERCISE OF DISCRETION

The enclosed form of proxy or VIF confers discretionary authority upon the persons named as proxyholders therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjournment thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the form of proxy or VIF, your Common Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

REVOCATION OF PROXIES

A registered shareholder who has given a proxy may revoke it by an instrument in writing that is signed by the registered shareholder, the registered shareholder’s attorney authorized in writing or, where the registered shareholder is a corporation, a duly authorized officer or attorney of the corporation and delivered to the office of Computershare, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by mail or by fax: within North America: 1-866-249-7775, outside North America: 1-416-263-9524, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or to the Chairman at the Meeting or any adjournment(s) or postponement(s) thereof, or in any other manner provided by law.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Board fixed June 6, 2022 as the record date (the “Record Date”) for the determination of the shareholders entitled to vote at the Meeting. Only the holders of Common Shares of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held.

Canagold is authorized to issue an unlimited number of Common Shares without par value, of which 86,559,596 Common Shares are issued and outstanding as of the Record Date.

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15

Effective December 8, 2020, the Company consolidated its Common Share capital on the basis of five pre‑consolidation Common Shares for one post‑consolidation Common Share.  All Common Share amounts in this Information Circular have been adjusted to reflect the share consolidation.

To the best of the knowledge of the directors and executive officers of Canagold, there are no persons or companies beneficially owning, directly or indirectly, or exercising control or direction over Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of Canagold as at June 6, 2022.

INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting:

(a)	any director or executive officer of Canagold at any time since the commencement of Canagold’s last completed financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

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16

BUSINESS OF THE MEETING

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will nominate Smythe LLP, Chartered Professional Accountants, of #1700 - 475 Howe Street, Vancouver, British Columbia, V6C 3B9 to be re-appointed as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders.  It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Management of Canagold recommends that Shareholders vote FOR the appointment and renumeration of Smythe LLP, Chartered Professional Accountants.

ELECTION OF DIRECTORS

Advance Notice Policy

The Company adopted an advance notice policy (the “Advance Notice Policy”) on June 25, 2013, which Advance Notice Policy was attached as Schedule “A” to the Company’s 2014 Management Information Circular.  The Advance Notice Policy was adopted by the Board and ratified, confirmed and approved by the Company’s shareholders at the Company’s Annual General Meeting held on June 26, 2014.  The Advance Notice Policy remains in full force and effect and is available for viewing on SEDAR at www.sedar.ca. Any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy no later than the close of business on June 13, 2022.  If no such nominations are received by the Company prior to such date, management’s nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting.

CANAGOLD NOMINEES FOR ELECTION AS DIRECTORS

The persons named in the following table are proposed by management for election as directors of the Company.  Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.  In the absence of instructions to the contrary, the enclosed Yellow Proxy will be voted “FOR” the Canagold Nominees listed herein.

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17

The following information concerning the respective Canagold Nominees has been furnished by each of them:

Name, Current Position with the Company, Province/State and Country of Residence	Present Principal Occupation, Business or Employment and, if not an Elected Director, Principal Occupation, Business or Employment During the Past Five Years(1)	Period as a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly or over which Direction or Control is Exercised(2)
Bradford J. Cooke, MSc(3)(4)(5)(6)(7) Chairman and Director British Columbia, Canada	Chairman and Director of Canagold since January 22, 1987 and Chief Executive Officer from June 29, 2018 to October 17, 2018; and Chief Executive Officer, from July 25, 2002 to May 2021, and Director of Endeavour Silver Corp. since July 25, 2002.	since January 22, 1987	2,921,984
Scott Eldridge, MBA Chief Executive Officer and Director British Columbia, Canada	Chief Executive Officer of Canagold since October 17, 2018; Chief Executive Officer of Artic Star Exploration Corp. from June 26, 2017 to October 23, 2018 and a Director since June 26, 2017; Chief Financial Officer of Amarillo Gold Corp. from October 8, 2014 to November 4, 2017; and President and Chief Executive Officer of Euroscandic Inc. from October 2008 to October 2017.	since June 29, 2018	616,500
Martin Burian, CA(3)(5)(7) Director British Columbia, Canada	Managing Director of RCI Capital Group since January 2018; Chief Financial Officer (part time) of Heffel Fine Art Auction House since April 2016; and Chief Financial Officer of ML Gold Ltd. (formerly, Cap-Ex Iron Ore Ltd.) from July 2013 to May 2017.	since November 1, 2013	200,000

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18

Name, Current Position with the Company, Province/State and Country of Residence	Present Principal Occupation, Business or Employment and, if not an Elected Director, Principal Occupation, Business or Employment During the Past Five Years(1)	Period as a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly or over which Direction or Control is Exercised(2)
Deepak Malhotra, PhD(3)(4)(6) Director Colorado, U.S.A.	President of Pro Solv Consulting, LLC since July 2018; and President of Resource Development Inc. from June 1993 to July 2018.	since June 29, 2015	203,333
Kadri Dagdelen, PhD Director Colorado, U.S.A.

Colorado School of Mines, Associate Professor and Professor in Mining Engineering Department since 1992; and President of OptiTech, a mining engineering technical innovation and consulting company since 2005.

		N/A	Nil
(1)

Unless otherwise stated above, each of the above‑named nominees has held the principal occupation or employment indicated for at least five years. The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	Securities beneficially owned by directors are based on information furnished to the Company by the nominees.
(3)	Member of Audit Committee.
(4)	Member of Compensation Committee.
(5)	Member of Nomination Committee.
(6)	Technical Committee.
(7)	Investment Committee

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19

Biographies of Canagold Nominees

Bradford J. Cooke, MSc.

Bradford Cooke is a Professional Geologist and entrepreneur with 46 years of experience in the mining industry. He has specialized in the formation, management and financing of exploration and mining companies and the acquisition, exploration, development and mining of mineral properties. Mr. Cooke began his career as project geologist in 1976 managing mineral exploration programs for uranium, base metals and precious metals across Canada with Noranda Mines, Shell Minerals and Chevron Minerals. He later owned and operated Cooke Geological Consultants Ltd., discovering several high grade gold vein deposits for clients in British Columbia from 1983 to 1987. In 1988, Mr. Cooke launched Canarc Resource Corp., a junior gold exploration company focused on exploring and developing prospective gold properties in the Americas. Canarc successfully discovered a +1 million oz gold resource at its core asset, the New Polaris gold mine project in British Columbia, which is now being advanced to a feasibility study.  Bradford founded Endeavour Silver Corp. in 2003 for the purpose of acquiring high-grade silver-gold projects in Mexico. Since that time, the Company has acquired, rebuilt and expanded four silver-gold mines in Mexico, based on making new discoveries in historic mining districts. Endeavour Silver Corp. today is a mid-tier silver-gold mining company listed on the NYSE and the TSX. Mr. Cooke received a B.Sc. Geology degree (Honours) from Queens University in 1976 and a M.Sc. Geology degree from the University of British Columbia in 1984. He is a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, the Canadian Institute of Mining and Metallurgy, the Prospectors and Developers Association of Canada, the Association of Mineral Exploration in BC, and a Fellow of the Geological Association of Canada.

Scott Eldridge, MBA

Mr. Eldridge has 12 years experience in the metals and mining industry focused on the acquisition, exploration, development and financing of mineral property. Prior to Canagold, he was President and CEO of Arctic Star Exploration (TSX-V: ADD), a diamond exploration company.  Prior, he held the position of CFO and VP Finance with Amarillo Gold (TSX-V: AGC), a gold developer in Brazil, which was recently acquired by Hochschild Mining.

Additionally, he co-founded Euroscandic International Group Inc., a private company that offers investment banking services to natural resource companies. During his time in the industry, Mr. Eldridge has been responsible for raising in excess of $500 million in combined equity and debt financing for mining projects varying from exploration to construction financing around the globe. Mr. Eldridge has a B.B.A. from Capilano University in Vancouver Canada, and an M.B.A. from Central European University in Budapest Hungary.

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20

Martin Burian, CA

Mr. Burian is a Chartered Professional Accountant and held the professional designation Chartered Business Valuator from 1991 until January 2022.  In 2021 he completed the IDC.D designation from the Institute of Corporate Directors (Canada).  Mr. Burian hasover thirty years of investment banking experience.  He has a wealth of knowledge and expertise in corporate finance and advisory services, including mergers and acquisition in mineral exploration and mining.  He is currently Managing Director of RCI Capital Group; the CFO (part time) of Heffel Fine Art Auction House;  and a director of Elysee Development Corp., Nanalysis Scientific Corp. and Assure Holdings Corp.  From February 2014 to February 2016, Mr. Burian was CFO and a director of Tinkerine Studio Ltd.  Mr. Burian was Managing Director of Investment Banking at Haywood Securities Inc. from 2010 until mid-2013, prior to which he served as President of Bolder Investment Partners from 2009 until its merger with Haywood Securities in 2010.  Mr. Burian obtained his CPA and CBV designations while at KPMG, and obtained his Bachelor of Commerce from the University of British Columbia in 1986. Further, Mr. Burian is the Lead Director of Assure Holdings Corp., a NASDAQ listed company, and is recognized as an “audit committee expert” under relevant SEC rules.

Deepak Malhotra, PhD

Dr. Malhotra is a Professional Engineer with 52 years of experience in the mining industry. He obtained his B.S. in Metallurgical Engineering in 1970 from I.I.T., Kanpur, India and M.S in Metallurgical Engineering (1974) and Ph.D. in Mineral Economics (1978) from Colorado School of Mines. Dr. Malhotra is a world-renowned expert in mineral processing. He provides expertise in process design, process development, plant auditing and capital and operating cost estimates. He has utilized his education in mineral engineering and mineral economics coupled with his industrial experience in metallic/non-metallic minerals and precious metals to find innovative solutions to mineral-related problems. He holds four patents and has published over 80 articles and edited several books.

After working for AMAX Inc. for 17 years, Dr. Malhotra started his own metallurgical testing and consulting company in 1990. The clients include World Bank/IFC, financial institutions, mining companies and governments. He has worked with mining institutions worldwide, from Kazakhstan to Chile and Canada to India. Dr. Malhotra’s process work had led to commercialization of about 15 plants worldwide with capital ranging from $50 million to $750 million. He periodically teaches graduate courses titled “How to Prepare Bankable Feasibility Studies” and short course title “Plan Auditing for Improved Metallurgical Performance”, operating training courses and industrial mineral project evaluation short courses. He is a registered member of Society of Mining Engineers, Canadian Institute of Mining and Metallurgical Engineering and QP for the Canadian Stock Exchange.

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21

Kadri Dagdelen, PhD

Kadri Dagdelen is a Professional Engineer with 46 years of experience in the mining industry. He has specialized in the development and implementation of new technologies for mines, consulting to mining companies world-wide and teaching mining engineering as a Professor. Dr. Dagdelen received a BSc. n Mining Engineering in 1976, an MSc. in Mining Engineering in 1979 and a PhD. in Mining Engineering in 1985, all from the Colorado School of Mines. Dr. Dagdelen worked periodically as a mining engineer for large companies while he was earning his MSc and PhD degrees from 1977 to 1982. From 1985 to 1992, Dr. Dagdelen worked as a mining engineer for Homestake Mines, finishing his time there as Manager, Technical Services. In the 1990’s and 2000’s, Dr, Dagdelen focused on research and teaching at the Colorado School of Mines, where he authored 2 books, 76 publications, 48 reports and presentations, and 22 short courses, all on various aspects of mining engineering. Since 2002, Dr. Dagdelen has worked as a full Professor of Mining Engineering at the Colorado School of Mines. Since 2005, Dr. Dagdelen has also run his own technical innovation and consulting company, OptiTech, as President. Dr. Dagdelen has received several professional service awards and he is a member in good standing of the Society for Mining, Metallurgy, Exploration (SME), Mining and Metallurgical Society of America (MMSA), North American Council on Geostatistics, International Geostatistical Society Operations, Research Society of America, and the Canadian Mining and Metallurgical Institute (CIM).

BACKGROUND AND REASONS TO VOTE “FOR” CANAGOLD NOMINEES

For the past two years, your Board and management of Canagold have successfully advanced Canagold’s material mineral property, the New Polaris gold project in northern BC.  Management’s execution and the Board’s oversight of the identification and testing of the BIOX process as a key to unlock metallurgical recoveries, and the recent infill drilling programs to upgrade the prior resources, have confirmed consistently positive results.  We have conducted continuous baseline studies for environmental permitting, and fostered a positive relationship with the local First Nations.  Our Company is now entering a critical stage as the New Polaris project progresses towards an updated resource estimate, to be followed by updated economic studies, project permitting and a feasibility study.

Our success and momentum with the New Polaris project has been achieved by the current Board’s diligent and experience oversight of infill drilling programs with assays which have confirmed extremely high grade gold results, by conducting continuous baseline studies for environmental permitting, and by fostering ongoing positive relationships with the local First Nations.  Our Company is now entering a critical stage as the New Polaris project progresses towards its goals of permitting and feasibility with expected strong economics.

SunValley had only a 9.4% interest in Canagold as of the deadline for advance notice.  After the Record Date, SunValley acquired at a 19.6% premium to market a further 8.25% of the Common Shares.  That premium was provided only to one Canagold shareholder.  In management’s view, SunValley is attempting to take advantage of Canagold’s recent exploration success and depressed share price by buying votes to electing its Dissident Nominees which would constitute a 60% majority of our Board.  A vote of “FOR” the Canagold Nominees will ensure that you have representatives on the Board who will act in the best interest of the Company and will consider the interests of all stakeholders (not just the minority shareholder who nominated them).

Members of the Board have engaged with SunValley and offered SunValley an opportunity to propose one or two nominees, rather than the 60% majority they have nominated.  This invitation to SunValley has been declined in favour of their continued efforts to take control of the Canagold board without paying a premium to Canagold shareholders.

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22

Vote “FOR” Canagold Nominees and do NOT vote for ANY of the Dissident Nominees to ensure continued advancement of the New Polaris Project and to ensure that the interests of all stakeholders are considered.

In addition to the foregoing, Canagold recommends that you vote “FOR” the Canagold Nominees for the following reasons:

•	Canagold’s current Board has overseen the successful execution of a multi-year plan to advance the New Polaris project;

•	the Canagold Nominees have well over 100 years of combined mine exploration, evaluation, development and production experience and the technical expertise to transition Canagold from exploration to feasibility and beyond;

•	the Canagold Nominees have jurisdictional experience in North America to ensure the permitting process passes the approval of regulatory authorities and local First Nations support and scrutiny;

•	the Canagold Nominees, Messrs. Bradford Cooke, Martin Burian and Scott Eldridge, have reputational credibility in the capital markets to finance the growth of your Company;

•	the Canagold Nominees each have a significant breadth and depth of expertise and experience in directing public mining sector companies in Canada and elsewhere;

•	SunValley refused Canagold’s offer to join the Board and instead paid a premium to increase its ownership of Common Shares from 9.4% to 17.61% after the Record Date. The other Canagold shareholders should not allow a minority dissident shareholder to take control without paying a premium and dictate the remainder of the 82.39% interests by controlling the Board nominations;

•	Canagold Nominees, Mr. Bradford Cooke, Dr. Deepak Malhotra and Dr. Kadri Dagdelen, all have significant and substantial practical experience and professional expertise to oversee the resource estimates and economic studies of Canagold’s flagship project, New Polaris.

•	Canagold Nominee, Mr. Martin Burian, CA, IDC.D, is a professional director and a professional accountant and has strong qualifications to provide Board oversight in continuous disclosure obligations and regulatory compliance in North America given Canagold is a reporting issuer in both Canada and the USA;

•	each of Canagold’s incumbent nominees have garnered over 94% positive votes at each annual general meeting over the past several years, strong evidence that shareholders have consistently supported the Canagold Nominees in the past; and

•	the Canagold Nominees have consistently acted, and will continue to act, in the best interests of the Company and will consider the interests of all stakeholders, not just a small minority of shareholders.

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23

Management of Canagold recommends that Shareholders vote FOR the election of each of the Canagold Nominees set forth above as directors of the Company.

DISSIDENT NOMINEES

SunValley, a Dubai based entity, with a minority interest of only 9.4% interest in Canagold (as of deadline for notice of nominees) has provided an advance notice to nominate three directors. After the Record Date, SunValley acquired a further 8.2% of the Common Shares from one holder at a premium of 19.6% to market. If elected, these three nominees (who have been proposed by this minority 9.4% shareholder), would constitute a 60% majority of our Board and would effectively give the Dissident Nominees control of Canagold without payment of any premium to you, the Canagold shareholders, for such control.  The respective Dissident Nominees are as follows:

Name, Province/State and Country of Residence	Number of Common Shares Beneficially Owned, Directly or Indirectly or over which Direction or Control is Exercised	Notes of Concern
Sofia Bianchi,	Nil	Board Interlock
Switzerland		• Sofia Bianchi and Carmen Letton both together served on the board of Endeavor Mining PLC/Endeavour Mining Corporation from June 11, 2021 - May 24, 2022.
Overlapping Current Employment
• Sofia Bianchi and Andrew Trow are both founding partners at Atlante Capital Partners and continue to work together at Atlante Capital Partners.
Overlapping Work History
• Sofia Bianchi and Andrew Trow both worked at BlueCrest Capital Management from 2007 - 2016.
Short Time on Endeavour Mining PLC Board Sofia Bianchi sat on the board of Endeavour Mining PLC for less than 3 years. Carmen Letton sat on the board of Endeavour Mining PLC for only 1 year.

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24

Name, Province/State and Country of Residence	Number of Common Shares Beneficially Owned, Directly or Indirectly or over which Direction or Control is Exercised	Notes of Concern
Dr. Carmen	Nil	Board Interlock
Letton, Australia		• Carmen Letton and Sofia Bianchi both together served on the board of Endeavor Mining PLC/Endeavour Mining Corporation from June 11, 2021 - May 24, 2022.
Andrew Trow,	Nil	Lack of Public Company Board Experience
South Africa		• Andrew Trow has not served on a board of a Canadian public company.
Lack of Industry Experience
• Andrew Trow does not appear to have any direct mining experience.
Overlapping Current Employment
• Andrew Trow and Sofia Bianchi are both founding partners at Atlante Capital Partners and continue to work together at Atlante Capital Partners.
Overlapping Work History
• Andrew Trow and Sofia Bianchi both worked at BlueCrest Capital Management from 2007 - 2016.

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by SunValley on behalf of the Dissident Nominees.

BACKGROUND AND REASONS TO REJECT DISSIDENT NOMINEES

The Dissident’s interest and investment in Canagold comes from participating in recent equity financings. Canagold management had maintained open communications and a positive and supportive relationship with SunValley to date.  Unfortunately, Sun Valley blindsided the Company with a dissident slate to take over the board and ultimately, the Company. Sun Valley claims their intention is just the renewal of the board; however, they could have just called management or the Chairman and requested the appointment of one or two nominees to the Board. This they did not do.

Instead, they quietly solicited three new nominees, sent a letter from their lawyer to Canagold providing advance notice of their Dissident Nominees, and made threats to bring proxies to the Meeting to get their way. There is no apparent reason for SunValley to now reject the Canagold Nominees other than to hijack and seize control of the Board for their own purposes.

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25

After the Record Date, SunValley paid a 19.6% premium to acquire a further 8.2% interest in Canagold.  SunValley claims to have obtained the proxy to vote those additional Common Shares at the Meeting.  If the Dissident Nominees are elected, SunValley will effectively acquire control of the Company and its highly prospective asset by paying a premium to only one shareholder.

In proposing the Dissident Nominees, SunValley is acting in its own self-interest and not in the interests of the Canagold or its other shareholders or stakeholders.  SunValley wants Canagold’s  main asset and it is taking control through stealth means and without paying the premium to you, the Canagold shareholders

After Canagold received SunValley’s advance notice to appoint three new nominees to the Board, Canagold approached SunValley and offered them the opportunity to propose one or two nominees to the Board of Canagold. SunValley declined to accept this proposal, further evidence that they simply want to seize control of the Company and its main asset, the New Polaris gold mine project.

SunValley held only 9.4% interest in Canagold as of the deadline for notice of nominees. SunValley has disclosed its acquisition of a further 8.25% of the Common Shares after the Record Date. If the three Dissident Nominees are elected, they would constitute a 60% majority of our Board and would effectively give the Dissident Nominees control of Canagold without payment of any premium to you, the Canagold shareholders, for such controlling interest.

The Board unanimously recommends that you reject the Dissident Nominees and NOT vote for ANY of the Dissident Nominees.Vote using only the YELLOW Proxy FOR the

Canagold Nominees.

In addition to the foregoing, the Dissident Nominees are not supportable for the following reasons:

☒	Dissident Nominees have no shareholdings in Canagold and little understanding of Canagold’s strategic goals and plans for current and future financial and operational success.

☒

In contrast to the Canagold Nominees, Ms. Sofia Bianchi and Dr. Carmen Letton, appear to each have less than three years experience as Directors of Canadian public companies. Dissident Nominee, Mr. Andrew Trow, appears to have no experience as a Director of Canadian public companies.

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26

☒

Dissident Nominees are based in Australia, Switzerland and South Africa and the majority of them appear to have limited experience in exploration and mining and regulatory environment in North America.

☒	Dissident Nominee, Ms. Sofia Bianchi, resigned from a TSX Venture issuer on March 9, 2020 before the TSX Venture issuer went bankrupt in July 23 2020, less than 5 months after her resignation.

☒

Each director of Canagold only receives CAD$8,000 per annum as a stipend. Based on publicly available information, the only Dissident Nominees who have served on a board of a Canadian public company, Ms. Sofia Bianchi and Ms. Carmen Letton, received in excess of US$170,000 and US$81,451 respectively in cash compensation for acting as a director of a company in 2021. This disparity in compensation may act as a disincentive for the Dissident Nominees to remain engaged as a Directors of Canagold in terms of their risk/reward and time commitment. Turnover of Board members would cause strategic disruption as Canagold enters its critical life cycle from exploration to permitting and feasibility and eventually to operations.

☒

The hand-picked Dissident Nominees are an interconnected group who have either served on the same board or worked together for an extended period of time in the past, including a partnership of two of the three Dissident Nominees who are founding partners of an investment firm and continue to currently work together.

☒

Canagold has always maintained open and cordial communications with SunValley. Yet surprisingly, and without prior discussions with Canagold management, SunValley directed its lawyer to forward an advance notice to replace the majority of the Board. Management views this advance notice plus SunValley’s acquisition of an additional 8.25% of the Common Shares as a hostile attempt to hijack the Board and control Canagold and its flagship project without paying any requisite control premium to the other Canagold shareholders.

DO NOT VOTE FOR ANY OF THE DISSIDENT NOMINEES. VOTE USING ONLY THE YELLOW PROXY FOR THE CANAGOLD NOMINEES.

Corporate Cease Trade Orders or Bankruptcies

Canagold Nominees

No Canagold Nominee, as at the date of this Information Circular, or was within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

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27

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No Canagold Nominee:

(a)

is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No Canagold Nominee has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Dissident Nominees

Based on the information provided by SunValley in its advance notice to Canagold, it understands that as of May 20, 2022, the disclosure above under “Corporate Cease Trade Orders and Bankruptcies - Canagold Nominees” would be the same for the Dissident Nominees with two significant exceptions:

1.	SunValley has disclosed the following regarding one of its Dissident Nominees, Ms. Sofia Bianchi:

On October 10, 2019, one of the Dissident Nominees, Ms. Sofia Bianchi was appointed as a non-executive director of Feronia Inc. (“Feronia”), an agribusiness listed on the TSX Venture Exchange. On March 9, 2020, she stepped down from the board of Feronia. On July 23, 2020, after Ms. Bianchi resigned from the board, Feronia initiated debtor in possession insolvency proceedings under Canada’s Bankruptcy and Insolvency Act. Ernst & Young Inc. was appointed to act as trustee. Feronia entered into a purchase agreement with Straight KKM 2 Limited pursuant to which it acquired substantially all of Feronia’s assets. Following the sale, Feronia was declared bankrupt and voluntarily delisted from the TSX Venture Exchange.

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28

2.	SunValley has not disclosed whether any of the Dissident Nominees has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Voting Policy

The Board adopted a majority voting policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director will be expected to promptly tender a resignation for consideration by the Nomination Committee and the Board. The Nomination Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the Nomination Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination.

The Nomination Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders his resignation pursuant to the majority voting policy may not participate in the recommendation of the Nomination Committee or the decision of the Board with respect to his resignation. The Board will act on the recommendation of the Nomination Committee within 90 days after the shareholder meeting at which the election of directors occurred. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation).

If the Board accepts any tendered resignation in accordance with the majority voting policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director’s resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until his successor is duly elected, or his earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

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29

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	the Company’s Chief Executive Officer (“CEO”);
(b)	the Company’s Chief Financial Officer (“CFO”);
(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51‑102F6 Statement of Executive Compensation, for that financial year; and

(d)

each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the Company’s financial year ended December 31, 2021, the NEOs of the Company were Scott Eldridge (CEO), Philip Yee (CFO), Gary D. Biles (President and Chief Operating Officer), Troy Gill (Vice President Exploration) and Knox Henderson (Vice President Corporate Development).

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2021.

Compensation Discussion and Analysis

During the financial year ended December 31, 2012, the Company established a Compensation Committee comprised of two independent directors.  The current Compensation Committee is comprised of Deepak Malhotra (Chairman) and Bradford Cooke (interim), both of whom are independent directors within the meaning of National Instrument 52‑110 Audit Committee and have direct experience in dealing with compensation matters.

Deepak Malhotra holds a PhD in mineral economics and is a metallurgical engineer and mineral economist with over 40 years of experience.  He has a wealth of knowledge and experience in metallurgical research, process development for new mineral properties, plant troubleshooting, plant audits, detailed engineering and overall business management.  He has worked for over 50 gold projects throughout the world.  Mr. Malhorta is President of Pro Solv Consulting LLC and President of Resource Development Inc., a mining consulting services company.  He is currently a director of Goldplay Mining Inc.

Bradford Cooke holds a BSc (Geology) and MSc (Geology) and has been a Professional Geoscientist for over 40 years. As a mining executive, he specializes in the management and financing of exploration and mining companies and the acquisition, exploration, development and mining of mineral properties. Mr. Cooke founded Canagold in 1988 and Endeavour Silver Corp., a silver mining company, in 2003.

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30

The Board is of the view that the members of the Compensation Committee collectively have the knowledge, skills, experience and background to make decisions on the suitability of the Company’s compensation policies and practices.

The Board is responsible for establishing and monitoring the Company’s long term plans and programs for attracting, retaining, developing and motivating employees.  The Board reviews recommendations for the appointment of persons to senior executive positions, considers terms of employment including succession planning and matters of compensation.

The Company’s compensation policies and programs are designed to be competitive with similar mining exploration companies at a similar stage of development as the Company and to recognize and reward executive performance consistent with the success of the Company’s business. The significant objectives, elements and formula for compensation to be awarded to, earned by, paid to, or payable to NEOs for the year ended December 31, 2021, were to:

(i)	attract and retain experienced and talented executive officers; and
(ii)	encourage value creation by executive officers.

The compensation program is designed to reward performance by the NEO in respect of their duties and responsibilities; to reward the attainment of the goals set for the NEO in conjunction with the strategic plan of the Company and to reward extraordinary performance beyond the goals set for the NEO.

The significant elements of compensation awarded by the Company to the NEOs are cash salary, stock options and/or annual bonuses.

Cash Salary:

The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the Company. The salary to be paid to a particular NEO is determined by publications of mining industry surveys and/or other available information from the mining and exploration industry. Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities. The payment of such salary may impact on other elements of the compensation package to a particular NEO.

The Compensation Committee reviews the compensation of senior officers and management, and provides recommendations to the Board for discussion and approvals, without any formal objectives, criteria and analysis due to the current size of the Company and the current stage of its mineral projects.

Annual bonus: stock options, etc:

The CEO reviews any proposed bonuses and stock option grants with the President, which are then submitted to the Board for review and approval.  Annual bonus, if any, and stock options are not based on objective and formal measures, such as share price and E/P ratios, due to the current size of the Company and the current stage of its mineral properties.  For a description of the Company’s Stock Option Plan, see “Securities Authorized for Issuance under Equity Compensation Plans”.

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31

Following the year ended December 31, 2021, the Company did not take any action or make any decisions or policies that could affect a reasonable person’s understanding of any NEO’s compensation for the most recently completed financial year, except as disclosed in this Information Circular.

The NEO’s were not given specific performance goals for the fiscal year ended December 31, 2021.

Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the Toronto Stock Exchange S&P/TSX Composite Total Return Index Value for the period commencing December 31, 2016 and ending December 31, 2021.

Chart 1 Comparison of Total Shareholder Return on Common Shares

of the Company and the Toronto Stock Exchange Indice

(based on Canadian Funds)

The graphs assume that the initial value of the investment on the stock exchange in the Company’s Common Shares and in the indice was $100 on the initial date.

The share price of the Company has exceeded the performance of the S&P/TSX Composite Total Return Index Value over the five-year period ended December 31, 2021. This is primarily due to changes in global metals prices and financial market conditions.  The Board does not believe that the difference in performance of the Common Shares in relation to the indice is reflective of management’s performance, and accordingly, the total compensation of the NEO’s is not based upon how the Company performs in comparison to the S&P/TSX Composite Total Return Index Value.

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32

Option Based Awards

As stated elsewhere herein, the Company has in place a 2017 Employee Incentive Stock Option Plan (the “Plan”).  The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Plan is administered by the Compensation Committee.  The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company or a subsidiary of the Company.  All options expire on a date not later than ten (10) years after the issuance of such option.  Previous grants of option-based awards are taken into account when considering new grants of options. Subject to the requirements of the policies of the TSX (the “Exchange”) and the prior receipt of any necessary regulatory approval, the Board may, in its absolute discretion, amend or modify the Plan or any outstanding option granted under the Plan, as to the provisions set out in the Plan.

The process by which the Board grants option-based awards to executive officers is:

•	Options are generally granted to corporate executives in the first half of each year as part of the annual compensation review. Any special compensation is typically granted in the form of options. Options may be granted at other times of the year to individuals commencing employment with the Company. The price per share at which shares may be purchased upon the exercise of an Option will not be lower than the last recorded sale of a board lot of shares on the Exchange during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the hi/low average trading price on the Exchange for the Shares for the five trading days immediately preceding the date on which the Option is granted.

•	The Board approves base salaries, annual cash incentives and stock options at the same time as it completes the annual compensation review of executive officers. Options may be granted at other times of the year to individuals commencing employment with the Company.

Compensation Risk Assessment and Mitigation

The Board and the Compensation Committee have considered the implications of the risks associated with the Company’s compensation policies and practices.  The Board and the Compensation Committee are responsible for setting and overseeing the Company’s compensation policies and practices.  The Board and Compensation Committee do not provide specific monitoring and oversight of compensation policies and practices of the Company but do review, consider and adjust these matters annually.  The Company does not use any specific practices to identify and mitigate compensation policies that could encourage a Named Executive Officer or individual at a principal business unit or division to take inappropriate or excessive risks.  These matters are dealt with on a case-by-case basis.  The Company currently believes that none of its policies encourage its NEOs to take such risks.  The Company has not identified any risks arising from its compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

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33

There are no restrictions on NEOs or directors regarding the purchase of financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.  For the financial year ended December 31, 2021, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Summary Compensation Table

The compensation paid to the NEOs during the financial years ended December 31, 2021, 2020 and 2019 is as set out below and expressed in Canadian dollars:

Name and principal position	Year	Salary(1) ($)	Share-based awards ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual incentive plans(3)	Long-term incentive plans(4)
Scott Eldridge CEO and Director	2021 2020 2019	$226,008 $174,844 $168,699	Nil Nil Nil	$248,946 $21,400 $19,369	$84,000 $72,000 $43,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$558,954 $268,244 $231,067
Philip Yee CFO, Vice-President, Finance and Secretary	2021 2020 2019	$123,082 $119,401 $120,381	Nil Nil Nil	$114,898 $8,270 $7,748	$20,000 $21,769 $13,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$257,980 $149,440 $141,129
Garry D. Biles(8) President and COO	2021 2020 2019	$86,400 $86,400 $139,118	Nil Nil Nil	$114,898 $8,270 $7,748	$25,600 $28,800 $137,100	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$226,898 $123,470 $283,966
Troy Gil(9) Vice President Exploration	2021 2020 2019	$140,607 $77,247 N/A	Nil Nil N/A	$191,497 $4,350 N/A	$42,240 $23,760 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	$374,344 $105,357 N/A
Knox Henderson(10) Vice President Corporate Development	2021 2020 2019	$60,000 N/A N/A	Nil N/A N/A	$205,998 N/A N/A	$16,800 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	$282,798 N/A N/A

Notes:

(1)	Includes the dollar value of cash and non‑cash base salary earned during a financial year covered.
(2)

The amount represents the fair value, on the date of grant and on each vesting date, as applicable, of awards made under Canagold’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with IFRS.

(3)	These amounts include annual non-equity incentive plan compensation, such as severance, bonuses and discretionary amounts for the years ended December 31.
(4)	N/A.
(5)	N/A.

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34

(6)

These amounts cover all compensation other than amounts already set out in the table for the years ended December 31 and include directors fees, as applicable, or other stipends related to Board committee fees, if any.

(7)	These amounts include dollar value of total compensation for the covered year. This is the sum of all amounts reported in columns with footnotes 1 to 6 above for each director and officer.
(8)	Mr. Garry Biles was paid a pro rata severance of CAD$120,000 on May 31, 2019 for 60% reduction in employment with Canagold.
(9)	Mr. Troy Gill was appointed Vice-President Exploration effective June 15, 2020.
(10)	Mr. Knox Henderson was appointed Vice-President Corporate Development effective July 5, 2021.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2021, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Scott Eldridge CEO and Director	650,000(2)	$0.50	June 24, 2026	Nil	N/A	N/A	N/A
	160,000(2)	$0.50	June 29, 2025	Nil	N/A	N/A	N/A
	100,000(3)	$0.30	June 27, 2024	$9,500	N/A	N/A	N/A
	100,000	$0.25	November 12, 2023	$14,500	N/A	N/A	N/A
	100,000	$0.30	November 12, 2023	$9,500	N/A	N/A	N/A
	80,000	$0.40	June 29, 2023	Nil	N/A	N/A	N/A
Philip Yee CFO, Vice-President, Finance and Secretary	300,000(2)	$0.50	June 24, 2026	Nil	N/A	N/A	N/A
	60,000(2)	$0.50	June 29, 2025	Nil	N/A	N/A	N/A
	40,000(3)	$0.30	June 27, 2024	$3,800	N/A	N/A	N/A
	60,000	$0.40	June 29, 2023	Nil	N/A	N/A	N/A
	70,000	$0.50	June 2, 2022	Nil	N/A	N/A	N/A

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35

	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Garry D. Biles(4) President and COO	300,000(2)	$0.50	June 24, 2026	Nil	N/A	N/A	N/A
	60,000(2)	$0.50	June 29, 2025	Nil	N/A	N/A	N/A
	40,000(3)	$0.30	June 27, 2024	$3,800	N/A	N/A	N/A
	100,000	$0.40	June 29, 2023	Nil	N/A	N/A	N/A
	120,000	$0.50	June 2, 2022	Nil	N/A	N/A	N/A
Troy Gil Vice President Exploration	500,000(2)	$0.50	June 24, 2026	Nil	N/A	N/A	N/A
	60,000(2)	$0.50	June 29, 2025	Nil	N/A	N/A	N/A
Knox Henderson(4) Vice President Corporate Development	500,000(2)	$0.52	July 12, 2026	Nil	N/A	N/A	N/A

Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the Common Shares on the Exchange on December 31, 2021.

(2)	These stock options are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.
(3)	These stock options are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.
(4)	Mr. Knox Henderson was appointed Vice-President Corporate Development effective July 5, 2021.

Employment Agreements

Messrs. Scott Eldridge, Garry Biles, Troy Gill and Philip Yee have entered into employment agreements with the Company.  Particulars of their Employment Agreements are set out herein under the heading “Termination and Change of Control Benefits”.

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36

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out all incentive plan awards (value vested or earned) during the year ended December 31, 2021, for each NEO:

Name	Option-based awards (1) ($)		Share-based awards		Non-equity incentive plan compensation - Value earned during the year ($)
	No. of Securities Underlying Options Vested	Value vested during the year ($)	No. of Shares or Units of Shares Vested	Value vested during the year(2) ($)
Scott Eldridge CEO and Director	425,000	$4,400	N/A	N/A	Nil
Philip Yee CFO, Vice-President, Finance and Secretary	188,000	$1,760	N/A	N/A	Nil
Garry D. Biles President and COO	188,000	$1,760
Troy Gill Vice President Exploration	280,000	Nil	N/A	N/A	Nil
Knox Henderson Vice President Corporate Development	125,000	$3,750	N/A	N/A	Nil

Notes:

(1)	Aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.
(2)	Aggregate dollar value realized upon vesting of share-based awards.

Pension Plan Benefits

The Company does not provide pension plan benefits for its directors, officers or employees.

Termination and Change in Control Benefits

The Company entered into employment agreements which include change of control provisions with each of Scott Eldridge, Garry Biles, Troy Gill and Philip Yee, which agreements have been approved by the Board.  The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company.  The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2021, the total cost to the Company of related payment to the NEOs is estimated at approximately CAD$919,440.  Estimated payments to individual NEOs are described below assuming mentioned events have occurred on December 31, 2021.

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37

           Scott Eldridge, CEO

On October 15, 2018, an Employment Agreement between the Company and Mr. Scott Eldridge was signed in respect of Mr. Eldridge’s capacity as CEO for the Company (the “Eldridge Employment Agreement”).  The Eldridge Employment Agreement provided for a base remuneration of CAD$160,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of the Company.  The Eldridge Employment Agreement is for a period of one year, with automatic renewal on its anniversary date for an additional one year term and contains provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation.  The Eldridge Employment Agreement also contains confidentiality provisions of indefinite application.  The Eldridge Employment Agreement provides that, upon termination without cause, Mr. Eldridge is entitled to receive approximately CAD$294,000 based on an amount equal to his estimated annual salary at the time of termination, plus the amount of the previous year’s annual bonus on a pro rata basis and any outstanding stock options will remain in good standing for 30 days.  The Eldridge Employment Agreement provides that upon voluntary resignation, Mr. Eldridge is required to provide the Company with 60 days’ written notice and to assist the Company on a best efforts basis with finding a replacement acceptable to the Board.  In the event of a resignation or termination within 6 months of a change in control, Mr. Eldridge is entitled to receive approximately CAD$294,000 based on an amount equal to his monthly salary to a maximum of 12 months at the time of termination, plus the amount which equals the amount of any annual bonus paid to Mr. Eldridge within the 12 month period prior to the time of termination.  The Eldridge Employment Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.  On May 28, 2021, the Eldridge Employment Agreement was amended for a base remuneration of CAD$210,000 per annum.

            Philip Yee, CFO, Vice-President, Finance

Philip Yee initially had an employment services arrangement (the “Prior Agreement”) whereby Philip Yee provided the Company with services as CFO of the Company, all in consideration and upon the terms as agreed to.  Effective January 1, 2012, as amended June 26, 2014 and February 9, 2017, the parties entered into an Executive Employment Agreement (the “Yee Contract”) which replaced and superseded the Prior Agreement and confirmed Mr. Yee’s appointment as the CFO and Vice-President, Finance of the Company and that his services and skills may be provided to other companies that share office space with the Company including but not limited to Caza Gold Corp., Aztec Metals Corp. or other companies located on the premises, or their subsidiaries (the “Other Entities”), and that his salary may, in part, be paid by one of those Other Entities.  The Yee Contract is for a period of one year, with automatic renewal on its anniversary date for an additional one year term and contains provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation.  The Yee Contract also contains confidentiality provisions of indefinite application.  The Yee Contract provides that, upon termination without cause, Mr. Yee is entitled to receive approximately CAD$120,000 based on an amount equal to his estimated annual salary at the time of termination, plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 30 days.  The Yee Contract provides that upon voluntary resignation, Mr. Yee is required to provide the Company with 90 days’ written notice and to assist the Company, and on a best efforts basis, with finding a replacement acceptable to the Board.  In the event of a resignation or termination within 6 months of a change in control, Mr. Yee is entitled to receive approximately CAD$240,000 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Yee within the 12 month period prior to the time of termination.  The Yee Contract also contains non-competition and non-solicitation clauses effective during the term of employment.  On May 28, 2021, the Yee Contract was amended for a base remuneration of CAD$100,000 per annum.

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38

Garry D. Biles, President and Chief Operating Officer

An Executive Employment Agreement between the Company and Mr. Garry Biles was signed on January 23, 2007, as amended on June 1, 2011, January 1, 2012, June 26, 2014 and May 31, 2019, in respect of Mr. Biles’ capacity as Chief Operating Officer and President for the Company (the “Biles Employment Agreement”). The Biles Employment Agreement provides that Mr. Biles’ base remuneration is CAD$80,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of the Company. In the event of a resignation or termination within 6 months of a change in control, Mr. Biles is entitled to receive approximately CAD$211,200 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Biles within the 12 month period prior to the time of termination.

Troy Gill, Vice President Exploration

An Employment Agreement between the Company and Mr. Gill was signed on June 12, 2020, in respect of Mr. Gill’s capacity as Vice President of Exploration for the Company (the “Gill Employment Agreement”). The Gill Employment Agreement provides that Mr. Gill’s base remuneration is CAD$132,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of the Company. In the event of a resignation or termination within 6 months of a change in control, Mr. Gill is entitled to receive approximately CAD$174,240 based on an amount equal to his monthly salary to a maximum of 12 months at the time of termination, plus the amount which equals the amount of any annual bonus paid to Mr. Gill within the 12 month period prior to the time of termination.

Knox Henderson, Vice President Corporate Development

A Corporate Communications Agreement between the Company and Mr. Henderson was signed on July 5, 2021, in respect of Mr. Henderson’s capacity as Vice President of Corporate Development for the Company (the “Henderson Agreement”).  The Henderson Agreement provides that Mr. Henderson’s base remuneration is CAD$120,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of the Company.

Director Compensation

Director Compensation Table

In early 2020, the Company suspended director fees in order to preserve its treasury during the Covid pandemic.  In June 2020, the Compensation Committee reinstated a directors’ stipend of CAD$2,000 per quarter per non-executive director effective July 1, 2020.  In March 2021, the Compensation Committee re-approved directors’ stipend at CAD$2,000 per quarter per non-executive director.

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The compensation provided to the directors for the Company’s most recently completed financial year ended December 31, 2021 is set out in the table below:

Name(1)	Fees earned(2) ($)	Share-based Awards ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)(4)	Pension value ($)	All other compensation(5) ($)	Total ($)
Bradford J. Cooke Chairman and Director	Nil	Nil	$191,497	Nil	Nil	$8,000	$199,497
Martin Burian Director	Nil	Nil	$153,197	Nil	Nil	$8,000	$161,197
Deepak Malhotra Director	Nil	Nil	$153,197	Nil	Nil	$8,000	$161,197
Andrew Bowering(6) Director	Nil	Nil	$191,497	Nil	Nil	$8,000	$199,497

Notes:

(1)	Does not include disclosure for a director who is also an NEO unless compensation has not previously been fully disclosed herein.
(2)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(3)

The amount represents the fair value, on the date of grant, of awards made under the Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with International Financial Reporting Standards.

(4)	This amount includes annual non-equity incentive plan compensation, such as severance, bonuses and discretionary amounts for the year ended December 31, 2021.
(5)	Includes all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly.
(6)	Mr. Bowering was appointed a director of the Company on August 18, 2020 and resigned on March 15, 2022.

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40

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2021, for each director of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Bradford J. Cooke Chairman and Director	500,000(2)	$0.50	June 24, 2026	Nil	N/A	N/A	N/A
	160,000(2)	$0.50	June 29, 2025	Nil	N/A	N/A	N/A
	100,000(3)	$0.30	June 27, 2024	$9,500	N/A	N/A	N/A
	60,000(3)	$0.40	March 21, 2024	Nil	N/A	N/A	N/A
	120,000	$0.40	June 29, 2023	Nil	N/A	N/A	N/A
	100,000	$0.50	June 2, 2022	Nil	N/A	N/A	N/A

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	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Martin Burian Director	400,000(2)	$0.50	June 24, 2026	Nil	N/A	N/A	N/A
	80,000(2)	$0.50	June 29, 2025	Nil	N/A	N/A	N/A
	60,000(3)	$0.30	June 27, 2024	$5,700	N/A	N/A	N/A
	80,000	$0.40	June 29, 2023	Nil	N/A	N/A	N/A
	60,000	$0.50	June 2, 2022	Nil	N/A	N/A	N/A
Deepak Malhotra Director	400,000(2)	$0.50	June 24, 2026	Nil	N/A	N/A	N/A
	80,000(2)	$0.50	June 29, 2025	Nil	N/A	N/A	N/A
	60,000(3)	$0.30	June 27, 2024	$5,700	N/A	N/A	N/A
	80,000	$0.40	June 29, 2023	Nil	N/A	N/A	N/A
	60,000	$0.50	June 2, 2022	Nil	N/A	N/A	N/A
Andrew Bowering(4) Director	500,000(2)	$0.50	June 24, 2026	Nil	N/A	N/A	N/A
	80,000(2)	$0.55	August 19, 2025	Nil	N/A	N/A	N/A

Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the Common Shares on the Exchange on December 31, 2020.

(2)	The stock options are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.
(3)	These stock options are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.
(4)	Mr. Bowering was appointed a director of the Company on August 18, 2020 and resigned on March 15, 2022.

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42

The following table sets out all incentive plan awards (value vested or earned) during the year ended December 31, 2021, for each director of the Company:

Name	Option-based awards		Share-based awards		Non-equity incentive plan compensation - Value earned during the year ($)
	No. of Securities Underlying Options Vested	Value vested during the year(1) ($)	No. of Shares or Units of Shares Vested	Value vested during the year(2) ($)
Bradford J. Cooke Chairman and Director	168,000	$21,400	N/A	N/A	Nil
Martin Burian Director	80,000	$11,680	N/A	N/A	Nil
Deepak Malhotra Director	80,000	$11,680	N/A	N/A	Nil
Andrew Bowering(3) Director	20,000	$0	N/A	N/A	Nil

Notes:

(1)	Aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.
(2)	Aggregate dollar value realized upon vesting of share-based awards.
(3)	Mr. Bowering was appointed a director of the Company on August 18, 2020 and resigned on March 15, 2022.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company currently has in place is the Plan which was created by the Company in May, 2006 and initially approved by the shareholders of the Company at the Company’s Annual and Special Meetings held on June 29, 2006 and June 25, 2013 and most recently at the Company’s Annual and Special Meeting held on June 2, 2017.

The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Plan is administered by the Compensation Committee.  The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company.  The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 8,852,339 Common Shares, being 19.99% of the Company’s issued and outstanding share capital as of April 26, 2017, adjusted to reflect the 5:1 share consolidation that was effective on December 8, 2020.

The objective of the Plan is to provide for and encourage ownership of Common Shares of the Company by its directors, officers, key employees, and consultants and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the Common Shares.  The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry.  It is the view of management that the Plan is a significant incentive for the directors, officers, key employees, and consultants to continue and to increase their efforts in promoting the Company’s operations to the mutual benefit of both the Company and such individuals.

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43

As at June 6, 2022, incentive stock options to purchase up to a total of 5,675,000 Common Shares are outstanding (6.56% of the Company’s current issued and outstanding share capital of 86,559,596).  As at June 6, 2022, there were 818,314, stock options available for granting under the Plan.

Some of the more material attributes of the Company’s Plan are as follows:

•	The Plan complies with the rules set forth for such plans by the Exchange and provides for the issuance of Options to directors, executive officers, employees, and consultants of the Company and its subsidiaries to purchase common shares of the Company. The Options are issued at the discretion of the Compensation Committee made up of the independent members of the Board;
•	The number of shares reserved for issuance to insiders under all security-based compensation arrangements, may not exceed 10% of the number of Common Shares outstanding at the time of the issuance (unless disinterested shareholder approval has been received);
•	The issuance to insiders, within any 12 month period, of Common Shares under all security-based compensation arrangements, may not exceed 10% of the number of Common Shares outstanding at the time of the issuance (unless disinterested shareholder approval has been received);
•	In no event shall the aggregate number of shares reserved for issuance under all security-based compensation arrangements, to any one Optionee exceed 5% of the issued and outstanding Common Shares (unless disinterested shareholder approval has been received);
•	The price per share (the “Market Price”) at which shares may be purchased upon the exercise of an Option will not be lower than the last recorded sale of a board lot of shares on the Exchange during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the hi/low average trading price on the Exchange for the Shares for the five trading days immediately preceding the date on which the Option is granted;
•	The Company presently does not have a share purchase plan, however, under the Plan, an Optionee may, as has been previously determined by the Board on a case by case basis, have the right (the “Right”) when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price;
•	Options granted may have a vesting period as required by the Board on a case by case basis;
•	Options may be exercisable during a period not exceeding ten years, or such lesser period as may be determined by the Board;
•	An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and Exchange policies. Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan. A change of employment will not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries;

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44

•	An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee;
•	In the event of the death of an Optionee, Options held by such Optionee may be exercised until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death, after which the Options terminate;
•	The Plan requires shareholder approval for any amendment to increase the fixed number of shares issuable under the Plan;
•	Disinterested shareholder approval shall be required for the reduction in the exercise price per share of Options previously granted to Insiders;
•	Pursuant to the Plan, Options shall be granted pursuant to an Option agreement in a form that complies with the rules and policies of the Exchange, which provides, in addition to other matters, that all Options granted shall be non-assignable and no financial assistance will be provided with respect to the exercise of Options; and
•	The Board may alter, suspend or discontinue the Plan as it deems appropriate, subject to obtaining shareholder approval to any increase in the aggregate number of shares subject to option under the Plan or a price reduction of an Option held by insiders.

The Company intends to amend its Plan to increase the number of options available under the Plan.  See “Particulars of Other Matters to be Acted Upon - Approval of Amendments to Plan”.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2021:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Securityholders	6,665,000	$0.48	2,187,339
Equity compensation plans not approved by Securityholders	Nil	Nil	Nil
Total	6,665,000	$0.48	2,187,339

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45

The following table sets out the annual burn rate of the Company’s only equity compensation plan, the Plan for the prior three financial years:

For the Financial Year Ended December 31	Number of Options Granted	Weighted-average Common Shares Outstanding	Percentage
2021	4,315,000	72,717,550	5.93
2020	840,000	52,298,078	1.61%
2019	750,000	45,775,307	1.64%

Audit Committee

The Company’s audit committee is currently comprised of three independent directors, Martin Burian (Chair), Deepak Malhotra and Bradford J. Cooke.  All members of the Audit Committee are financially literate. The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors’ qualifications and independence. In this regard the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The Audit Committee has the following duties and responsibilities: (a) assisting the Board in fulfilling its responsibilities relating to the Company’s accounting and reporting practices; (b) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (c) reviewing and approving unaudited interim financial statements of the Company; (d) reviewing and approving the Company’s MD&A and any press releases related to the annual and interim financial statements or any MD&A before the Company discloses this information; (e) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where appropriate, the removal of the Company’s independent auditors; (f) recommending to the Board the compensation to be paid to the independent auditors; (g) reviewing the audit engagement and scope of audits to be conducted by the Company’s independent auditors; (h) monitoring and evaluating the independence and performance of the Company’s independent auditors; (i) overseeing the work of the Company’s independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting; (j) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (k) in consultation with management and the independent auditors, reviewing the integrity, adequacy and timeliness of the Company’s financial reporting and internal control structure; (l) monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and disclosure; (m) discussing with management and the independent auditor the adequacy and effectiveness of the Company’s financial accounting systems and internal control procedures; (n) reviewing and approving the appointment of the Company’s chief financial officer and key financial executives; (o) establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board’s formal written mandate; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it. The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditors, as it determines necessary to carry out its duties, at the expense of the Company. The Audit Committee also has oversight responsibility for the Company’s internal audit group and function, and reviews and assesses internal audit findings. Additional information relating to the Audit Committee is contained in the Company’s Annual Information Form for the year ended December 31, 2021 as filed on SEDAR on March 29, 2022 (see www.sedar.com).

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46

Statement of Corporate Governance Practices

The Canadian Securities Administrators have adopted National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”) which requires issuers to disclose, on an annual basis, their corporate governance practices in accordance with NI 58-101.  Corporate governance disclosure by the Company is set out below.

The Board of Directors

The Board currently consists of four directors, of which three of the directors (Martin Burian, Deepak Malhotra and Bradford J. Cooke) are currently “independent” in the context of the Policy.  Scott Edridge is not considered independent as he is the current CEO of the Company.  Accordingly, a majority of the Board is independent.

Certain directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford J. Cooke	Endeavour Silver Corp. Aztec Minerals Corp. Radius Gold Inc.
Martin Burian	Nanalysis Scientific Corp. Elysee Development Corp. Assure Holdings Corp.
Deepak Malhotra	Goldplay Mining Inc.
Scott Eldridge	Arctic Star Exploration Corp. Ritual Superfoods Inc. Nevada Lithium Resources Inc.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

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Bradford J. Cooke is the Chair of the Board. Martin Burian, an independent director, was appointed the Lead Director of the Board with the mandate to ensure that the Board’s Agenda will enable it to successfully carry out its duties and to do so without interference from the Chairman of the Board that could result from potential conflicts.

From January 1, 2021 to December 31, 2021, the Company has held seven (7) Board meetings.  The attendance record of the directors at the board meetings and committee meetings held during the financial year ended December 31, 2021 is as follows:

Name of Director	Attendance at Board Meetings	Audit Committee Meetings	Compensation Committee Meetings	Nomination Committee Meetings
Bradford J. Cooke	7 of 7 meetings	4 of 4 meetings(2)	N/A	N/A
Martin Burian	7 of 7 meetings	4 of 4 meetings	N/A	1 of 1 meeting
Deepak Malhotra	7 of 7 meetings	4 of 4 meetings	2 of 2 meetings	N/A
Scott Eldridge	7 of 7 meetings	4 of 4 meetings	N/A	N/A
Andrew Bowering(1)	5 of 7 meetings	4 of 4 meetings	2 of 2 meetings	1 of 1 meeting

Notes:

(1)	Mr. Bowering was appointed a director of the Company on August 18, 2020 and resigned in March 2022.
(2)	Mr. Cooke attended all Audit Committee meetings in 2021 while not a member of the Audit Committee.

The Board has not adopted a written code for the directors, officers and employees.

Board Mandate

The Company does not have a written Board Mandate.  The Board is responsible for supervising management in carrying on the business and affairs of the Company.  Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company.  The Board agrees with and confirms its responsibility for overseeing management’s performance in the following particular areas:

•	the strategic planning process of the Company;
•	identification and management of the principal risks associated with the business of the Company;
•	planning for succession of management;
•	the Company’s policies regarding communications with its shareholders and others; and
•	the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position.  The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees.  The Chief Executive Officer reports to the Board regularly, giving the Board direct access to information in his areas of responsibility.  Other management personnel regularly attend Board meetings to provide information and answer questions.  Directors also consult from time to time with management and have, on occasion, visited the properties of the Company.  The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company’s activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company.  At least annually, the Board reviews management’s report on its business and strategic plan and any changes with respect to risk management and succession planning.

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48

Position Descriptions

The Board has not yet developed written position descriptions for the Chairman, the chairman of any Board committees, the CEO, the President or the CFO.  The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members, the CEO, the President and the CFO and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing.  The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors.  The appointment of a new director is a relatively infrequent event in the Company’s affairs, and each situation is addressed on its merits on a case-by-case basis.  The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company.  The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant.  The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Company has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR in the Company’s AIF as filed on SEDAR on March 29, 2022 under the Company’s profile.

Nomination of Directors

The Board has a Nomination Committee currently comprised of Martin Burian (Chair) and Bradford J. Cooke, both independent directors.  The Nomination Committee has adopted a written policy with respect to the identification and nomination of directors and executive officers (the “Diversity Policy”). The Diversity Policy requires that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity, cultural diversity and relevant experience. In addition, when assessing and identifying potential new members to join the Board or the Company’s executive team, the Board shall consider the current level of diversity on the Board and the executive team. The Board has followed the Diversity Policy in considering potential candidates for election and appointment of members of the Board and the executive team.

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The Nomination Committee will regularly consider the Company’s Diversity Policy and the diversity needs of the Company and report to the Board as needed on the Company’s advancements related to this policy. In connection with such review, the Nomination Committee will considers the effectiveness of the Company’s approach to diversity and recommend to the Board, any changes that it considers appropriate. The Board continues to seek more diversity on the Board and in senior executive positions. A copy of our Diversity Policy is available for review on the Company’s website at www.canagoldresources.com.

Compensation

Taking into account the Company’s present status as an exploration-stage enterprise, the Board reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

            Report on Executive Compensation

The Company’s compensation program is based on a pay-for-performance philosophy.  The compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of the Company, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success.  Incentive compensation is directly tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders.

Compensation for each of the named executive officers, as well as for executive officers as a whole consists of a base salary, along with annual incentive compensation in the form of an annual bonus, if any, and a longer-term incentive in the form of stock options.  As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

The Board meets as required, but at least quarterly.  The Board reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company’s human resources.  In addition, the Committee has the specific mandate to review and approve executive compensation.  In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

            Base Salary

The Board approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer groups and industry in general.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

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The Company’s CEO prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  The CEO’s recommendations for base salaries for the senior executive officers, including the CEO, the President, Vice President (Exploration), Vice President (Corporate Development) and the CFO, are then submitted for approval by Compensation Committee to the Board.

            Bonus

The Board annually evaluates performance and may allocate an amount for payment of bonuses to executive officers and senior management.  The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year.  The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The CEO prepares recommendations to the Compensation Committee for approval by the Board with respect to any bonuses to be paid to the executive officers and to senior management.

            Stock Options

The Plan is administered by the Compensation Committee.  The Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.  The Board considers stock option grants when reviewing executive officer compensation packages as a whole.  See “Securities Authorized for Issuance under Equity Compensation Plans” for a description of the Plan.

            Directors’ and Officers’ Liability Insurance

The Company has an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Company.  In 2021, the Company renewed its policy coverage of CAD$10 million of liability for a term of one year for an annual premium of CAD$35,300.

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Other Board Committees

Aside from the Audit Committee which has previously been established, the Board has established committees for Compensation and Nomination in 2011, Investment in 2017 and Technical in 2018 comprised of the following Board members and their respective mandates:

Committee	Members	Mandate
Nomination	Martin Burian (Chairman) Bradford J. Cooke (interim)

The function of the Nomination Committee is to identify individuals qualified to become board members and to select, or to recommend that the Board select the director nominees for the next annual meeting of stockholders, to oversee the selection and composition of committees of the Board, and to oversee management continuity planning processes.

Compensation	Deepak Malhotra (Chairman) Bradford J. Cooke (interim)

The Compensation Committee shall advise and make recommendations to the Board in its oversight role with respect to the Company’s strategy, policies and programs on the compensation and development of senior management and directors.  See “Compensation Discussion and Analysis” for further details about the Compensation Committee.

Technical	Deepak Malhotra (Chairman) Bradford J. Cooke

The Technical Committee is to provide technical expertise and advice to the Board with respect to strategies, opportunities, challenges, proposals, programs and budgets for mineral property acquisition, exploration, development and disposition.

Investment	Martin Burian (Chairman) Bradford J. Cooke

The Investment Committee shall oversee and instruct the management with respect to the strategic investment of up to CAD$1,000,000 of the Company’s funds to purchase the securities of other entities for investment purposes.

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The Board also has a Disclosure Committee comprised of the following management persons and its mandate:

Members	Mandate
Chief Executive Officer or President, and Vice-President or Manager of Investor Relations, if any	A Disclosure Committee oversees corporate disclosure practices and ensures implementation and adherence to the Company’s disclosure policy. The Disclosure Committee’s responsibilities include:
	•	maintaining an awareness and understanding of governing disclosure rules and guidelines, including any new or pending developments;
	•	developing and implementing procedures to regularly review public disclosures;
	•	update and correct corporate disclosure information, including information on the Internet website;
	•	bringing the disclosure policy to the attention of directors, management and staff;
	•	monitoring compliance with the disclosure policy and undertaking reviews of any violations, including assessment and implementation of appropriate consequences and remedial actions;
	•	reviewing the disclosure policy and updating as necessary and appropriate to ensure compliance with prevailing rules and guidelines; and
	•	ascertaining whether corporate developments constitute material information and, if so, ensuring compliance with the procedures outlined in the disclosure policy.

Assessments

The Board has no formal process for the assessment of the effectiveness and contribution of the individual directors.  Each director has extensive public company experience and is familiar with what is required of him.  Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

Board Retirement Policy and Renewal

The Company does not have any term limits, retirement policies or similar mechanisms in place for forcing the renewal or replacement of its directors.  Each director serves for a one year term and stands for re-election by shareholders at the Company’s annual general meeting each year.  The Board does not have a limit on the number of consecutive terms for which a director may sit.  The Board believes that Board renewal can happen naturally without imposing arbitrary age or term limits.  In addition, the Board believes that effective corporate decision-making is enhanced through the continuity, experience and knowledge that come from permitting longer-term service on a Board.

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53

Policies Regarding the Representation of Women on the Board

The Company has not adopted a written policy relating to the identification and nomination of women directors.  The Company is an equal opportunity employer and believes that supporting a diverse workplace is a business essential that helps the Company and its Board attract and retain the brightest and most talented individuals in the industry.  The Company believes that this diversity philosophy is well entrenched and accepted by all of its employees, including its Board, executive officers and employees generally.  The Company does not believe that a written policy is necessary to further advance the Company’s commitment to a diverse workplace.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Board supports the principle of boardroom diversity.  The Nomination Committee considers diversity (including, among other important qualifications, gender, age, geography and nationality) when reviewing qualified candidates for recommendation for election to the Board.  The Board’s aim is to have a broad range of approaches, backgrounds, skills and experience represented on the Board and to make appointments on merit and against objective criteria, including diversity.  When the Nomination Committee engages in the nomination process, searches for potential nominees are conducted so as to put forward a diverse range of candidates, including women candidates.

Consideration Given to the Representation of Women in Executive Officer Appointments

When identifying candidates for executive officer positions, the Company takes a similar approach, considering, among other factors, professional competencies, industry or other relevant experience, education, leadership style and experience, merit and personal attributes, including gender diversity, to build a strong executive team.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Board has not set specific targets as to the number of women board members, nor has the Board set specific targets as to the number of executive officers who are women.  The Company’s selection process is based on merit, having regard to the various skills, abilities, qualifications and competencies needed for the particular position, of which diversity is one of several important factors that are considered.

Number of Women on the Board and in Executive Officer Positions

As of the date of this Information Circular, 0% (0 out of 4) of the Company’s Director nominees are women, and 0% (0 out of 4) of the Company’s executive team are women.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of Canagold or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to Canagold (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of Canagold or any of its subsidiaries.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the fiscal year ended December 31, 2021, the Company had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management for employee services is disclosed in the table below.

Except as may be disclosed elsewhere herein, general and administrative costs during 2021, 2020 and 2019 include (expressed in thousands of U.S. dollars):

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.
(2)	The company is Aztec Minerals Corp.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Canagold shares common office facilities, employee and administrative support, and office sundry amongst companies with certain common director(s), and such allocations to Canagold are on a full cost recovery basis.  Any balances due to related parties are payable on demand.

MANAGEMENT CONTRACTS

There are no management functions of Canagold which are to any substantial degree performed by a person other than a director or executive officer of Canagold.

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55

ADDITIONAL PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment of Stock Option Plan

The Plan currently provides for the issuance of Options exercisable to acquire up to 8,852,339 Common Shares. The Company proposes to amend the Plan to provide for the issuance of Options exercisable to acquire up to 17,311,919 Common Shares in order to maintain an adequate pool of Common Shares under the Plan to enable the Company to attract and retain personnel of the highest calibre.

As of the date hereof, the Company has reserved 8,852,339 Common Shares for issuance pursuant to the Plan, which represents approximately 10.23% of the issued and outstanding Common Shares as of the date hereof.  As of June 9, 2022, the Company had issued an aggregate of 2,359,025 common shares pursuant to the exercise of Options under the Plan and has outstanding Options to purchase 6,085,000 Common Shares under the Plan. On June 10, 2022, the Company amended the Plan (the “Amended Plan”) subject to shareholder and Toronto Stock Exchange (the “Exchange”) approval to increase the number of Options that may be granted under the Plan from 8,852,339 to 17,311,919, which represents approximately 19.99% of the issued and outstanding Common Shares as of the date hereof.  Subject to shareholder and regulatory approvals to the Amended Plan, an aggregate of 8,867,894 Common Shares are available for future grants under the Amended Plan.  The Company currently has unallocated entitlements of 408,314 Common Shares available under the Plan. Once this amount is exhausted, no further grants may be made under the Plan until shareholder and Exchange approvals of the amendment to the Plan have been obtained.

The policies of the Exchange require that any increase in the maximum number of Common Shares issuable under the Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting.

If the Amendment of Stock Option Plan Resolution (as defined below) is not approved by shareholders at the Meeting, currently outstanding options will continue unaffected, however, the Company will not have the ability to grant further stock options under the current Plan.

Shareholder Approval of an Amendment to the Stock Option Plan

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution (the “Amendment of Stock Option Plan Resolution”) in the following terms, which resolution requires approval of greater than 50% of the votes cast by shareholders who, being entitled to do so, vote, in person or by proxy, on the ordinary resolution at the Meeting:

BE IT RESOLVED AS AN ORDINARY RESOLUTION, WITH OR WITHOUT AMENDMENT, that:

1.

the amendment to the Plan to increase the maximum number of Common Shares of the Company available for issuance under the Plan from 8,852,339 Common Shares to 17,311,919 Common Shares, be approved and the board of directors (the “Board”) of the Company be authorized, without further approval of the shareholders, to make any further amendments to the Plan as may be required by the Toronto Stock Exchange to effect this resolution;

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2.

in connection with the Amended Plan, the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Amended Plan entitling all of the option holders in aggregate to purchase up to an additional 8,459,580 Common Shares, in addition to the 8,852,339 Common Shares issued or issuable under the Plan prior to the amendment;

3.	the Company be authorized to abandon or terminate all or any part of the amendment of the Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so; and

4.

any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commissions forms, as may be required to give effect to the true intent of this resolution.”

Director Discretion

The Board has unanimously approved the Amendment of Stock Option Plan Resolution and recommends that shareholders vote in favour of the Amendment of Stock Option Plan Resolution, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

A complete copy of the Amended Plan will be available at the Meeting.  Shareholders may obtain a copy of the amended Plan in advance of the Meeting at the Company’s office at Suite 810, 625 Howe Street, Vancouver, British Columbia V6C 2T6 during regular business hours.

Management of Canagold recommends that Shareholders vote FOR the Amendment of Stock Option Plan Resolution.

OTHER MATTERS

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

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57

FINANCIAL STATEMENTS, DIRECTORS’ REPORT, MANAGEMENT’S DISCUSSION AND

ANALYSIS & ADDITIONAL INFORMATION

Additional information relating to the Canagold is available on SEDAR at www.sedar.com.  A securityholder may contact Canagold at 810 - 625 Howe Street, Vancouver, BC  V6C 2T6, telephone: 604.685.9700 or fax: 604.685.9744 to request copies of Canagold’s financial statements and Management’s Discussion and Analysis (“MD&A”).  Financial information is provided in Canagold’s comparative financial statements and MD&A for its most recently completed financial year ended December 31, 2021.

BOARD APPROVAL

The contents of this Information Circular and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of Canagold and to the appropriate governmental agencies, have been approved in substance by the directors of Canagold pursuant to resolutions passed as of June 10, 2022.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED as of the 13th day of June, 2022.

BY ORDER OF THE BOARD Canagold Resources Ltd.

“Scott Eldridge”
Scott Eldridge, Chief Executive Officer

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PROTECT YOUR INVESTMENT VOTE YOUR YELLOW PROXY TODAY

PLEASE VOTE YELLOW PROXIES PRIOR TO

10:00 AM (PACIFIC TIME) ON JULY 15, 2022.

Voting Method	Registered Shareholders If your shares are held in your name and represented by a physical certificate or DRS.	Beneficial Shareholders If your shares are held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	Toll Free: 1-866-732-VOTE (8683)	Call the toll-free listed on your voting instruction form and vote using the 16 digit control number provided therein.
Mail	Complete, date and sign the YELLOW proxy and return it in the enclosed postage paid envelope to: [Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.]	Complete, date and sign the YELLOW voting instruction form and return it in the enclosed postage paid envelope.

QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO

THE PROXY SOLICITATION AGENT:

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